Exhibit 99.1

Investor Relations Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Second Quarter 2015 Results

Achieved consumer revenue growth of 4.2 percent

Strong Hawaiian Telcom TV subscriber growth of 2,200

Delivered data center growth of 19.8 percent

Launched Hawai‘i’s only 1 Gbps Internet service

Nearly $30 million of trans-Pacific submarine cable capacity sales to date

HONOLULU (Tuesday, August 4, 2015) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its second quarter ended June 30.  The highlights are as follows:

•                  Consumer revenue increased 4.2 percent year-over-year to $37.9 million, driven by growth in video and high-speed Internet (HSI) revenue of $2.8 million and $0.6 million, respectively.

•                  Added 2,200 Hawaiian Telcom TV subscribers during the second quarter, ending the quarter with approximately 31,900 subscribers, resulting in penetration of 18.2 percent of households enabled.

•                  Data center revenue increased 19.8 percent year-over-year to $2.8 million, driven by growth in colocation services and data security related sales.

•                  Revenue totaled $96.2 million, compared to $96.8 million in the second quarter of 2014.

•                  Adjusted EBITDA(1) of $29.8 million, up 2.6 percent year-over-year.

•                  Generated net income of $0.5 million, or $0.04 per diluted share for the quarter, compared to $2.2 million or $0.20 per diluted share in the same period a year ago.  The decrease was primarily due to an anticipated $3.1 million year-over-year increase in depreciation and amortization as a result of significant investments to expand the Company’s next-generation broadband fiber network.

•                  Enabled 9,000 households in the quarter, increasing enabled households on O‘ahu to 175,000.

•                  Launched Hawai‘i’s fastest Internet service featuring 1 Gbps download speed, further leveraging the capability of the Company’s next-generation fiber network.

•                  Nearly $30 million of total capacity sales on the Southeast Asia — United States (SEA-US) trans-Pacific submarine fiber cable system to date, with additional capacity available to monetize further.

“Our second quarter operating fundamentals are strong, laying a firm foundation for future revenue growth,” said Scott Barber, Hawaiian Telcom’s president and CEO.  “We continued to see industry leading growth in our consumer channel with healthy demand for our Hawaiian Telcom TV and high-speed Internet services, now up to 1 Gig, made possible by our next-generation fiber optic network.

“In the business channel, high-speed Internet and data center revenue showed solid growth, resulting from Hawaiian Telcom’s well-earned reputation in the marketplace as not just a service provider but, more importantly, as a strategic and trusted business partner, helping our customers transform their businesses with our integrated end-to-end solutions.

“In the wholesale channel, in less than four months after starting construction on the SEA-US trans-Pacific submarine fiber cable project, we have secured capacity sales totaling nearly $30 million.  With robust interest in this capacity, we are confident that we will further monetize this asset.

“As Hawai‘i’s technology leader and the only local full-service communications company in the marketplace, we are in a unique position to provide our customers with exceptional customer service coupled with products and services tailored to meet their needs.  We are confident in our ability to continue to execute on our strategic plan and fully committed to increasing long-term value for our shareholders,” concluded Barber.

Second Quarter 2015 Results

Second quarter revenue was $96.2 million, compared to $96.8 million in the second quarter of 2014.  Revenue growth in the quarter, driven by video, HSI, and data center and cloud services was offset by the impact from a 6 percent decline in access lines and a $0.5 million decrease in wholesale carrier data revenue, primarily due to special one-time customer charges in 2014.  Adjusted EBITDA was $29.8 million, up 2.6 percent year-over-year from our growth and cost saving initiatives.

The Company generated net income of $0.5 million, or $0.04 per diluted share for the quarter, compared to $2.2 million or $0.20 per diluted share in the second quarter of 2014.  The decrease was primarily due to a $3.1 million expected increase in depreciation and amortization as a result of significant investments made to the Company’s broadband fiber network.

Consumer Revenue

Second quarter consumer revenue totaled $37.9 million, up 4.2 percent year-over-year driven by revenue growth from the Company’s Hawaiian Telcom TV and HSI services.  Revenue growth in video and HSI services continues to more than offset lower revenue from legacy services, and combined video and HSI services now represent 43 percent of consumer revenue, up from 36 percent in the same period a year ago, and 28 percent in the same period two years ago.

Video service revenue grew to $8.3 million for the quarter, up from $5.5 million in the same period a year ago, driven by the addition of approximately 8,800 subscribers for a total of approximately 31,900 subscribers at the end of the second quarter.  Hawaiian Telcom TV average revenue per user (ARPU) was up approximately 6.5 percent year-over-year.  During the quarter, 9,000 additional households were enabled, increasing the total number of households enabled to 175,000 with approximately 58 percent of those households capable of utilizing fiber-to-the-premise technology.  Hawaiian Telcom TV penetration of households enabled was approximately 18.2 percent at the end of the second quarter.

Consumer HSI revenue also improved from the same period a year ago, led by a 2.1 percent year-over-year increase in consumer HSI subscribers to approximately 93,300 and a 4.3 percent increase in consumer HSI ARPU due to increased adoption of higher speed offerings.  As of June 30, 2015, approximately 93 percent of all video subscribers had double- or triple-play bundles with HSI.  Revenue increases from video and HSI more than offset legacy revenue declines related to consumer voice access and long distance line losses of 9.6 percent and 9.4 percent year-over-year, respectively.

Business Revenue

Second quarter business revenue totaled $41.2 million, compared to $42.1 million in the second quarter of 2014.  Growth from next-generation services, primarily from a 19.8 percent year-over-year increase in data center revenue and the impact from a 1.5 percent increase in business HSI customers, was more than offset by the year-over-year decline in legacy business access and long distance revenues.  Driven by increasing customer demand for higher bandwidth services and integrated communications solutions, next-generation services now represent 31 percent of business revenue, up from 29 percent in the same period a year ago, and 22 percent in the same period two years ago.

Wholesale Revenue

Second quarter wholesale revenue totaled $15.0 million, compared to $15.8 million in the second quarter of 2014.  Wholesale carrier data revenue was $13.8 million, compared to $14.3 million in the same period a year ago, primarily due to special one-time customer charges in the second quarter of 2014.  Switched carrier access revenue declined $0.3 million year-over-year to $1.2 million, attributable to both the overall decline in voice access lines and minutes of use and the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, non-cash stock compensation, SystemMetrics earn-out and other non-recurring charges, decreased 2.0 percent to $66.4 million.  The increase in direct cost of services related to video was more than offset by lower utilities costs, decreased contracted services costs, and a decline in costs related to employee benefits.

Capital expenditures totaled $52.9 million in the six months ended June 30, 2015, up from $51.3 million for the six-month period a year ago primarily due to the first SEA-US payment of $2.3 million, as well as higher success-based spending to support the growth of our next-generation services.  Overall, total capital expenditures for 2015 are expected to be in the high- $90 million range, consistent with the level of capital spending in 2014.

At the end of second quarter 2015, the Company had $28.2 million in cash and cash equivalents compared to $39.9 million at the end of 2014.  The use of cash is primarily related to higher levels of success-based capital expenditures and temporary uses of working capital.  Net Debt(2) was $263.1 million, resulting in a Net Leverage Ratio(3) as of June 30, 2015 of 2.2x.

Conference Call

The Company will host a conference call to discuss its second quarter 2015 results at 8:00 a.m. (Hawai‘i Time), or 2:00 p.m. (Eastern Time) on Tuesday, August 4, 2015.

To access the call, participants should dial (866) 953-6857 (US/Canada), or (617) 399-3481 (International) ten minutes prior to the start of the call and enter passcode 70422802.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available three hours after the conclusion of the call until 11:59 p.m. (Eastern Time) August 11, 2015.  Access the replay by dialing (888) 286-8010 and entering passcode 87278942.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 87278942.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; and severe weather conditions and natural disasters.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2014 Annual Report on Form 10-K. The information contained in this release is as of August 4, 2015. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (Nasdaq: HCOM), headquartered in Honolulu, is Hawai‘i’s technology leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(3)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(4)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

Operating revenues	$96,187	$96,784	$193,303	$193,856

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	39,219	41,288	79,402	82,236
Selling, general and administrative	29,767	28,720	59,499	57,986
Depreciation and amortization	21,941	18,884	43,221	37,604

Total operating expenses	90,927	88,892	182,122	177,826

Operating income	5,260	7,892	11,181	16,030

Other income (expense):
Interest expense	(4,166)	(4,109)	(8,503)	(8,298)
Interest income and other	4	5	11	13

Total other expense	(4,162)	(4,104)	(8,492)	(8,285)

Income before income tax provision	1,098	3,788	2,689	7,745

Income tax provision	643	1,549	1,257	3,141

Net income	$455	$2,239	$1,432	$4,604

Net income per common share -
Basic	$0.04	$0.21	$0.13	$0.44
Diluted	$0.04	$0.20	$0.13	$0.41

Weighted average shares used to compute net income per common share -
Basic	10,797,111	10,585,736	10,744,944	10,557,047
Diluted	11,258,178	11,263,618	11,261,535	11,300,608

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	June 30,	December 31,
	2015	2014

Assets

Current assets
Cash and cash equivalents	$28,228	$39,885
Receivables, net	34,053	32,662
Material and supplies	9,792	9,337
Prepaid expenses	5,334	3,598
Deferred income taxes	6,840	6,840
Other current assets	3,289	3,481
Total current assets	87,536	95,803
Property, plant and equipment, net	570,667	565,956
Intangible assets, net	36,079	37,328
Goodwill	12,104	12,104
Deferred income taxes	79,213	81,626
Other assets	10,513	9,151

Total assets	$796,112	$801,968

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	45,797	50,499
Accrued expenses	16,102	19,399
Advance billings and customer deposits	15,354	14,686
Other current liabilities	7,488	6,790
Total current liabilities	87,741	94,374
Long-term debt	288,307	289,423
Employee benefit obligations	93,728	99,366
Other liabilities	15,774	14,271
Total liabilities	485,550	497,434

Commitments and contingencies (Note 11)

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,005,434 and 10,673,292 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively	110	107
Additional paid-in capital	173,831	170,521
Accumulated other comprehensive loss	(22,664)	(23,947)
Retained earnings	159,285	157,853
Total stockholders’ equity	310,562	304,534

Total liabilities and stockholders’ equity	$796,112	$801,968

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Six Months Ended
	June 30,
	2015	2014

Cash flows from operating activities:
Net income	$1,432	$4,604
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	43,221	37,604
Employee retirement benefits	(3,565)	(6,494)
Provision for uncollectibles	1,634	1,478
Stock based compensation	900	2,099
Deferred income taxes	1,621	3,544
Changes in operating assets and liabilities:
Receivables	(3,025)	979
Material and supplies	(92)	121
Prepaid expenses and other current assets	(1,944)	(2,090)
Accounts payable and accrued expenses	(2,037)	(3,896)
Advance billings and customer deposits	668	(181)
Other current liabilities	(465)	113
Other	1,445	758
Net cash provided by operating activities	39,793	38,639

Cash flows from investing activities:
Capital expenditures	(52,916)	(51,315)
Funds released from restricted cash account	400	—
Net cash used in investing activities	(52,516)	(51,315)

Cash flows from financing activities:
Proceeds from stock issuance	3,341	—
Proceeds from installment financing	2,279	2,085
Repayment of capital lease and installment financing	(1,976)	(856)
Repayment of debt	(1,500)	(1,500)
Refinancing costs	(150)	—
Taxes paid related to net share settlement of equity awards	(928)	(1,005)
Net cash provided by (used in) financing activities	1,066	(1,276)

Net change in cash and cash equivalents	(11,657)	(13,952)
Cash and cash equivalents, beginning of period	39,885	49,551

Cash and cash equivalents, end of period	$28,228	$35,599

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$7,604	$7,433

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

For Three Months

	Three Months Ended
	June 30,		Change
	2015	2014	Amount	Percentage

Wireline Services
Local voice services	$30,864	$33,077	$(2,213)	-6.7%
Network access services
Business data	6,704	6,712	(8)	-0.1%
Wholesale carrier data	13,789	14,280	(491)	-3.4%
Subscriber line access charge	8,562	9,030	(468)	-5.2%
Switched carrier access	1,206	1,488	(282)	-19.0%
	30,261	31,510	(1,249)	-4.0%
High-Speed Internet	11,342	10,753	589	5.5%
Video	8,280	5,474	2,806	51.3%
Long distance services	5,104	5,716	(612)	-10.7%
Equipment and managed services	4,779	4,723	56	1.2%
Wireless	427	539	(112)	-20.8%
Other	2,346	2,669	(323)	-12.1%
	93,403	94,461	(1,058)	-1.1%
Data center colocation	2,784	2,323	461	19.8%
	$96,187	$96,784	$(597)	-0.6%

Channel
Business	$41,181	$42,068	$(887)	-2.1%
Consumer	37,881	36,349	1,532	4.2%
Wholesale	14,995	15,768	(773)	-4.9%
Other	2,130	2,599	(469)	-18.0%
	$96,187	$96,784	$(597)	-0.6%

For Six Months

	Six Months Ended
	June 30,		Change
	2015	2014	Amount	Percentage

Wireline Services
Local voice services	$62,633	$66,852	$(4,219)	-6.3%
Network access services
Business data	13,710	13,336	374	2.8%
Wholesale carrier data	28,122	28,666	(544)	-1.9%
Subscriber line access charge	17,218	18,199	(981)	-5.4%
Switched carrier access	2,518	3,040	(522)	-17.2%
	61,568	63,241	(1,673)	-2.6%
High-Speed Internet	22,670	21,297	1,373	6.4%
Video	15,802	10,228	5,574	54.5%
Long distance services	10,412	11,622	(1,210)	-10.4%
Equipment and managed services	9,043	9,212	(169)	-1.8%
Wireless	877	1,132	(255)	-22.5%
Other	4,917	5,544	(627)	-11.3%
	187,922	189,128	(1,206)	-0.6%
Data center colocation	5,381	4,728	653	13.8%
	$193,303	$193,856	$(553)	-0.3%

Channel
Business	$82,757	$84,579	$(1,822)	-2.2%
Consumer	75,414	72,171	3,243	4.5%
Wholesale	30,640	31,706	(1,066)	-3.4%
Other	4,492	5,400	(908)	-16.8%
	$193,303	$193,856	$(553)	-0.3%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		LTM Ended
	June 30,		June 30,		June 30,
	2015	2014	2015	2014	2015

Net income	$455	$2,239	$1,432	$4,604	$4,927
Income tax provision	643	1,549	1,257	3,141	4,026
Interest expense and other income and expense, net	4,162	4,104	8,492	8,285	16,669
Depreciation and amortization	21,941	18,884	43,221	37,604	83,631
EBITDA	27,201	26,776	54,402	53,634	109,253
Non-cash stock compensation	525	1,025	900	2,099	2,975
SystemMetrics earn-out	272	272	544	544	1,087
Non-recurring costs	394	969	869	1,644	1,673
Pension settlement loss	1,397	—	2,248	—	2,248
Severance costs	—	—	—	—	197
Wavecom integration costs	—	—	—	178	161
Storm Iselle costs	—	—	—	—	1,077

Adjusted EBITDA	$29,789	$29,042	$58,963	$58,099	$118,671

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio Calculation

(Unaudited, dollars in thousands)

Long-term debt as of June 30, 2015	$291,307
Less cash on hand	(28,228)
Total Net Debt as of June 30, 2015	$263,079

LTM Adjusted EBITDA as of June 30, 2015	$118,671

Net Leverage Ratio as of June 30, 2015	2.2	x

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow(4) Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		LTM Ended
	June 30,		June 30,		June 30,
	2015	2014	2015	2014	2015

Adjusted EBITDA	$29,789	$29,042	$58,963	$58,099	$118,671
Cash interest expense	(3,651)	(3,609)	(7,604)	(7,433)	(14,838)
Capital expenditures	(23,744)	(27,376)	(52,916)	(51,315)	(98,307)

Levered Free Cash Flow	$2,394	$(1,943)	$(1,557)	$(649)	$5,526

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	June 30,	June 30,	Change
	2015	2014	Number	Percentage

Voice access lines
Residential	160,819	177,953	(17,134)	-9.6%
Business	185,975	190,754	(4,779)	-2.5%
Public	3,638	4,028	(390)	-9.7%
	350,432	372,735	(22,303)	-6.0%

High-Speed Internet lines
Residential	93,338	91,405	1,933	2.1%
Business	19,759	19,465	294	1.5%
Wholesale	749	866	(117)	-13.5%
	113,846	111,736	2,110	1.9%

Long distance lines
Residential	101,648	112,231	(10,583)	-9.4%
Business	75,719	78,522	(2,803)	-3.6%
	177,367	190,753	(13,386)	-7.0%

Video services
Subscribers	31,921	23,101	8,820	38.2%
Homes Enabled	175,000	142,000	33,000	23.2%

	June 30,	March 31,	Change
	2015	2015	Number	Percentage

Voice access lines
Residential	160,819	165,074	(4,255)	-2.6%
Business	185,975	187,300	(1,325)	-0.7%
Public	3,638	3,733	(95)	-2.5%
	350,432	356,107	(5,675)	-1.6%

High-Speed Internet lines
Residential	93,338	93,090	248	0.3%
Business	19,759	19,624	135	0.7%
Wholesale	749	796	(47)	-5.9%
	113,846	113,510	336	0.3%

Long distance lines
Residential	101,648	104,527	(2,879)	-2.8%
Business	75,719	76,916	(1,197)	-1.6%
	177,367	181,443	(4,076)	-2.2%

Video services
Subscribers	31,921	29,721	2,200	7.4%
Homes Enabled	175,000	166,000	9,000	5.4%